

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

<u>Via E-mail</u>
Liudmila Yuziuk
President, Chief Executive Officer and Chief Financial Officer
Aviana, Corp.
19 Broniewskiego Street
Wlodawa, Poland 22200

> **Re: Aviana, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 21, 2012**
> **File No. 333-185083**

Dear Ms. Yuziuk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated December 18, 2012. However, we are unable to agree with your analysis regarding the company's shell company status. Specifically, we do not believe that the development of a business plan, research into the potential market, signing a single contract three-month contract under which the company received nominal revenues and your sole officer and director devoting limited time to the company constitutes more than nominal operations. As we noted in our prior letter with reference to SEC Release 33-8869 (2007), we consider shareholders who receive shares in a shell company to be underwriters with respect to their resales until the company is no longer a shell company and Form 10 information has been available for 12 months. Moreover, we believe that the offering is an indirect primary offering by the company through the selling shareholders to create a market in the company's shares. In this regard, we note that you are registering all of the company's shares held by non-affiliates who paid nominal value for the shares in a company with nominal operations shortly

before the filing of the registration statement. Furthermore, the amount of non-affiliate shares you are registering and number of selling shareholders is designed to facilitate the quotation of the company's shares by a market maker. Please revise to state on the cover page and elsewhere in the filing that you are a shell company and that the selling shareholders are underwriters. Revise to fix the offering price for the duration of the offering, and discuss the resale limitation of Rule 144(i) throughout the prospectus.

Prospectus Cover Page

2.   Please revise to highlight the cross-reference to the Risk Factor section.

3.   Please revise to state it is your belief that you are not a blank check company.

Prospectus Summary, page 4

4.   We note that you state your belief that the monies you have raised in your private offering plus the $2,000 in revenues to date will be sufficient to cover operations for the next 12 months. However, on page 8 and elsewhere you state that if you are not able to raise at least $10,000 of additional capital, the business will fail. You also state that you expect to have to raise at least additional funding of $15,000 in order to "expand" business operations. Please revise to reconcile and clarify these statements, including an explanation of what you mean by "succeed" and what type and degree of expansion you have in mind.

5.   Please disclose in the first paragraph on page 6 and in the first paragraph under "Description of Business" on page 19 that your consulting agreement with Spółdzielnia Mieszkaniowa was for three months and terminated on December 3, 2012.

Description of Business, page 19

6.   We note the reference on page 22 to your "current contract with Elektro-Energetyczny Projekt Sp. Z o.o," which is your sole officer's other company, and that it involved an assessment of "the building located at 3 Krysztalowa Street, Lublin Poland." Please advise whether you have entered into a contract with Elektro-Energetyczny Projekt and, if so, why it involves the same building as your completed contract with Spółdzielnia Mieszkaniowa. If you have a new service contract with Elektro-Energetyczny Projekt or your prior contract with Spółdzielnia Mieszkaniowa was through Elektro-Energetyczny Projekt, please clarify this throughout the prospectus. Otherwise, revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Scott Lawler, Esq.